# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SB Financial Group, Inc., CIK 0000767405
CUSIP: 78408D105
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 401 CLINTON ST, Defiance, Ohio (OH), 43512
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569916

## Reporting persons
- The State Bank and Trust Company: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 304,286; aggregate amount beneficially owned 304,286 (4.67% of the class)
- SB Financial Group, Inc. Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 304,286; aggregate amount beneficially owned 304,286 (4.67% of the class)

## Item 1. Issuer
Name of issuer: SB Financial Group, Inc.
Address of issuer's principal executive offices: 401 Clinton Street, Defiance, Ohio 43512

## Item 2. Person Filing
Name of person filing:
The State Bank and Trust Company

SB Financial Group, Inc. Employee Stock Ownership Plan
Address of principal business office or, if none, residence:
The State Bank and Trust Company
401 Clinton Street
Defiance, Ohio 43512

SB Financial Group, Inc. Employee Stock Ownership Plan
The State Bank and Trust Company, Trustee
401 Clinton Street
Defiance, Ohio 43512
Citizenship:
The State Bank and Trust Company -
Organized under the laws of Ohio

SB Financial Group, Inc. Employee Stock Ownership Plan -
Organized under the laws of Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
The State Bank and Trust Company: 304,286

SB Financial Group, Inc. Employee Stock Ownership Plan: 304,286
Percent of class:
The State Bank and Trust Company: 4.67%

SB Financial Group, Inc. Employee Stock Ownership Plan: 4.67%
Sole power to vote or to direct the vote:
The State Bank and Trust Company: -0-

SB Financial Group, Inc. Employee Stock Ownership Plan: -0-
Shared power to vote or to direct the vote:
The State Bank and Trust Company: -0-

SB Financial Group, Inc. Employee Stock Ownership Plan: -0-
Sole power to dispose or to direct the disposition:
The State Bank and Trust Company: -0-

SB Financial Group, Inc. Employee Stock Ownership Plan: -0-
Shared power to dispose or to direct the disposition:
The State Bank and Trust Company: 304,286

SB Financial Group, Inc. Employee Stock Ownership Plan: 304,286

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The State Bank and Trust Company: /s/ Anthony V. Cosentino, Anthony V. Cosentino/Chief Financial Officer (02/11/2025)
- SB Financial Group, Inc. Employee Stock Ownership Plan: /s/ Anthony V. Cosentino, Anthony V. Cosentino/Chief Financial Officer (02/11/2025)